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[EDENTIFY LOGO]
KENNETH R. VENNERA, ESQUIRE
General Counsel
Direct Dial: 610-814-6832
Email: kvennera@edentify.us
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                                February 7, 2007

VIA EDGAR
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Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549
Attention: Barbara Jacobs


Re:   Edentify, Inc. (the "Registrant")
      Registration Statement on Form SB-2, as amended (File No. 333-139110)
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Dear Ms. Jacobs:

In respect to the comments set forth in your letter dated January 31, 2007, we offer the following responses:

Registration Statement on Form SB-2
Facing Page
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Comment 1: We note that you have elected to combine your registration statements into a single prospectus pursuant to Rule 429 under the Securities Act. Your indication on the facing page of your current registration statement regarding the post-effective amendment of your registration statement, File No.
333-131101, pursuant to Rule 462(d), however, does not appear applicable. Pursuant to Rule 429(b), please "identify [the] earlier registration statement to which [your] combined prospectus relates by setting forth the Commission file number at the bottom of the facing page of the latest registration statement."

     1. We have amended the facing page of the registration statement to correct this error.

Comment 2: Please provide executive compensation and related party transaction disclosure pursuant to our revised regulations. Please see Release 33-8732A, Interpretation J.8B of our July 1997 Manual of Publicly Available Telephone Interpretations and Question 7 of our Executive Compensation and Related Person Disclosure Transition Questions and Answers.

     2. We have amended the appropriate compensation disclosure tables pursuant to Item 402 of Reg. S-B and have included the newly required narrative Compensation Discussion and Analysis. We have further added the item 407 of Reg. S-B required disclosures (on page 32 of the prospectus) in a separate heading titled "Corporate Governance."

Selling Security Holders, page 10
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Comment 3: We note your response to comment 3 of our letter dated December 21,
2006. Your combined prospectus now includes shares related to other private placements in addition to the May and September 2006 private placements referenced in the third paragraph. Accordingly, please update your disclosure to discuss all the shares that are the subject of your combined prospectus.

     3. We have amended the disclosure in the third paragraph of page 11 of the prospectus to add the other offerings.

Comment 4: Pursuant to Item 507 of Regulation S-B, please disclose the number of shares owned by your selling security holders prior to and after the offering. It further appears that your disclosure of the ownership percentage after the offering of your selling
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security holders has not been updated in light of the combining of your registration statements into a single prospectus.

     4. We have added two columns to the Selling Security holder table (one for the number of shares owned pre-offering) and one for the percentage pre-offering. Please note that because the larger investors would reach the cap on the percentage that an investor can acquire (4.99%), and because the number of shares offered as interest payment in kind is an insignificant decimal place for rounding, that is the reason the numbers do not have appeared to change from the prior registration statement.

Item 28. Undertakings.
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Comment 5: We note your response to comment 6 of our letter dated December 21,
2006. Please provide the applicable undertaking pursuant to Item 512(a)(2) of Regulation S-B. We further note that you have included the undertaking pursuant to Item 512(g)(1). Rule 430B under the Securities Act does not appear to be applicable to your offering. Please advise us of the basis for your reliance on Rule 430B or, otherwise, please provide the undertaking pursuant to Item 512(g)(2) in lieu of providing the undertaking pursuant to Item 512(g)(1).

     5. We have corrected the Undertakings disclosure in accordance with your comment.

Signatures.
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Comment 6: We note that Terrence DeFranco executed the registration statement on behalf of Edentify. Pursuant to the signature requirements of Form SB-2, Mr. DeFranco must also execute the registration statement in his personal capacity as an officer of Edentify.

     6. We have amended the signature page to include a separate signature by Mr. DeFranco as CEO, principal financial officer and Director.

Exhibit 5.1
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Comment 7: Please specifically quantify and delineate the shares currently being registered and for which counsel is providing his opinion. We note that certain shares have been issued, are to be issued to satisfy interest obligations or are issuable upon the exercise of warrants or the conversion of debentures.

     7. We have amended the opinion of counsel to more clearly delineate the various types of shares being offered for the May and September, 2006 private placements.

Comment 8: We note counsel's opinion with respect to the shares issuable upon the exercise of warrants or the conversion of debentures. Please advise us whether such shares have been authorized for issuance and how such shares "are validly issued" in light of the prior statement that they have neither been issued nor authorized. Please



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provide us an analysis of the basis for registering shares for resale that have yet to be authorized for issuance by your board of directors.

     8. The confusion described above is due to a typographical error in the opinion. The issuance of the shares for all of our private offerings has been authorized by the board of directors as of the time and in conjunction with the closing of each offering, therefore the statement that they "will be duly authorized" is merely a typographical error. Likewise, only the shares to Bushido and Gamma in conjunction with their exercise of warrants were actually issued and no other shares have, as yet been issued, so the statement that the shares (other than those aforementioned) reserved for issuance on exercise of warrants and/or conversion of debentures, "are validly issued" is a typographical error.

In addition, we have provided additional disclosures that update our Business Description and Material Agreements sections of the prospectus to describe the recent Zelcom transaction as was also disclosed via 8-K filing.


                                             Sincerely,

                                             /s/  Kenneth R. Vennera
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                                             Kenneth R. Vennera, Esquire



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                                   Suite 350
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